Filed Pursuant to Rule 433
Registration No. 333-146213
November 5, 2009

The following information is a Summary of Material Modifications/Notice of changes relating to certain investment options for the Lincoln National Corporation Executive Deferred Compensation Plan for Agents.  More information about each of the investment options offered under the Plan (except for the LNC Stock Unit Fund) can be obtained by logging into your LNL Agents’ Savings and Profit-Sharing account on the Lincoln Alliance® website at:  www.LincolnAlliance.com.  To view the Collective Investment Trust Disclosures, click on “Collective Trust Disclosure” under Site Tools on the right side of your Summary of Account Page.  To view a Prospectus, click on “Fund Prospectus,” on the left side of your Summary of Account Page, then click on “LNL Agents’ Savings and Profit-Sharing Plan.”  Scroll down to view the investment option prospectus you are interested in viewing.  If you are not a participant in the LNL Agents’ Savings and Profit-Sharing Plan, contact the Benefit Administrator of your plan for this information.

Effective:  August 4, 2008:

On August 4, 2008,  the name change from AST Capital Trust Company to Wilmington Trust Retirement and Institutional Services Company (“WTRIS”) was approved from a regulatory perspective.  WTRIS, as Trustee for the collective investment trust options under the plan, is a wholly owned subsidiary of Wilmington Trust FSB.  This change relates to the following investment options:

Delaware International Equity Trust
Delaware Large Cap Growth Trust
Delaware Large Cap Value Trust
Delaware Small Cap Growth Trust

Effective June 30, 2009:

On June 30, 2009, the temporary fee waivers expired on the following investment options:

	Expense Ratio with Waiver	Current Expense Ratio
Delaware International Equity Trust	0.50%	0.90%
Delaware Large Cap Growth Trust	0.40%	0.70%
Delaware Small Cap Growth Trust	0.53%	0.80%

Effective October 20, 2009:

On August 19, 2009, the Board of Trustees of Delaware Group Foundation Funds approved changing the names of the Funds as set forth below to be effective October 20, 2009:

Current Names	New Names
Delaware Aggressive Allocation Portfolio	Delaware Foundation® Growth Allocation Fund
Delaware Moderate Allocation Portfolio	Delaware Foundation® Moderate Allocation Fund
Delaware Conservative Allocation Portfolio	Delaware Foundation® Conservative Allocation Fund

No modifications to the current investment strategy or management style of the funds accompany the name changes.

* * * *

You do not need to make any changes to your account as a result of these changes. However, you may wish to review your account to ensure your current investment selections are right for you.

If you wish to review your current allocations or obtain general information about your plan, visit Nolan’s website at: www.nolanlink.com, or call Nolan’s Deferred Compensation Customer Service Line at 1.888.907.8633.

All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the Investor Relations page of Lincoln National Corporation’s website at www.lincolnfinancial.com.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling Nolan’s Deferred Compensation Customer Service Line at 1.888.907.8633.